EXHIBIT 5.1

HOMESTORE ANNOUNCES FIRST QUARTER 2003 RESULTS

WESTLAKE VILLAGE, Calif. – May 7, 2003 – Real estate media and technology supplier Homestore Inc. (NASDAQ SCM: HOMS) today reported its financial results for the first quarter ended March 31, 2003.

First Quarter 2003 over Fourth Quarter 2002 Results

Homestore reported first quarter revenue of $54.9 million, down 9.8 percent from revenue of $60.8 million for the fourth quarter of 2002. The decline in revenue of $5.9 million from the fourth quarter was primarily due to the sale of the company’s Hessel unit in the Software segment, the expiration of previous bulk purchases by a related party and some seasonality associated with the company’s Print segment (formerly referred to as Offline Advertising). Despite the decline in revenue, the gross profit margin of 72 percent remained stable from the fourth quarter.

Income from continuing operations for the first quarter of 2003 was $87.0 million, or $0.72 per share on a fully diluted basis, compared to a loss from continuing operations of $(37.6) million, or $(0.32) per share in the fourth quarter of 2002. Net income for the quarter was $87.2 million, or $0.72 per share on a fully diluted basis, compared to a net loss of $(36.6) million or $(0.31) per share for the fourth quarter of 2002. The sharp rise in income was due to a one-time gain of $104.1 million related to the settlement of arbitration and the termination of the company’s prior agreement with America Online Inc. (AOL) in January 2003.

Non-cash expenses included in operating results, consisting of stock-based charges, depreciation and amortization, were $13.7 million in the first quarter of 2003 compared to $25.8 million in the fourth quarter of 2002. The fourth quarter of 2002 results also included an impairment charge of $7.3 million for the write down of certain long-lived assets. Excluding these non-cash expenses and the one-time gain and impairment charge mentioned above, the company’s loss from operations was $(4.1) million in the first quarter of 2003 compared to a loss from operations of $(0.4) million in the fourth quarter of 2002. This information is provided because management uses it to monitor and assess the company’s performance and believes it is helpful to investors in understanding the company’s business. The primary reason for the increased loss from operations was the decline in revenue and the company’s additional expenditures in sales and marketing.

Homestore’s CEO, Mike Long, commented, “In the first quarter Homestore introduced major new products, enhanced our sales and customer service capabilities, further reduced non-essential operating costs and commenced planned investments in our market-leading products and services and corporate infrastructure. These investments will position Homestore for future

30700 Russell Ranch Road . Westlake Village . CA . 91362 . PH 805.557.3800 . FX 805.557.2680

revenue and profitability growth while enhancing the productivity and profitability of our real estate professional customers.”

Recent Developments

     Homestore had two significant media product launches in the first quarter. Both underscored a shift in the company’s sales philosophy to a more value-added approach that features a greater emphasis on helping all levels of Realtors®, home builders and apartment professionals integrate online marketing efforts with their offline marketing activities.

     Last week, Homestore launched Realtor® Choice, a significant upgrade to its flagship product, the Realtor.com® Marketing System, which helps Realtors® promote their properties, their brands and themselves on the site. Realtor® Choice enables real estate agents and offices to select and purchase individual personal promotion features – such as listing enhancements, display advertising, and Web sites – to advertise their services to the largest online audience of potential home buyers and sellers. Realtor® Choice was complemented a month earlier by a redesigned Realtor.com® Web site, which is geared to optimize the visitor experience on the site and channel homebuyers and sellers to Realtors® faster.

     At the International Builders Show in January, Homestore launched the HomeBuilder.com™ Marketing System, an integrated branding, promotion and Web site solution for home building professionals. The HomeBuilder.com Marketing System enables builders to customize their marketing efforts to reach a large, qualified audience of new home buyers more cost effectively than through newspapers, home guides and the yellow pages. Components include directory services, listing enhancements, Web sites and display advertising, among others.

First Quarter 2003 over First Quarter 2002 Results

     Compared to the prior year results, Homestore’s first quarter revenue declined 26.0 percent from revenue of $74.1 million for the first quarter of 2002. The income from continuing operations was $87.0 million, or $0.72 per share on a fully diluted basis compared to a loss of $(35.7) million, or $(0.30) per share for the first quarter of 2002. Net income for the quarter was $87.2 million, or $0.72 per share on a fully diluted basis, compared to a net loss of $(34.8) million or $(0.29) per share for the first quarter of 2002. The first quarter of 2003 results included the one-time gain of $104.1 million due to the AOL settlement.

At March 31, 2003, Homestore had $70.0 million in cash and cash equivalents available to fund operations compared to $80.5 million at December 31, 2002.

Conference Call

Homestore will host a conference call with the financial community, which will be broadcast live over the Internet today, Wednesday, May 7, at 1:30 p.m. PDT (4:30 p.m. EDT). Chief Executive Officer Mike Long and Chief Financial Officer Lew Belote will discuss the company’s first quarter 2003 results and provide an update on Homestore’s overall progress. In order to participate in the call, investors should log on to http://homestore.com/investorrelations and click on “Event Calendar.” Windows Media Player software is required and is obtainable at no cost. Please connect to the above site ten minutes prior to the call to load any necessary audio software. A replay of the call will be available in the same section of the company’s Web site. A telephone replay will also be available from 4:30 p.m. PDT on May 7 until midnight on May 14 at (706) 645-9291, conference code 433236. For additional information regarding the company’s results, please go to the “SEC Filings” section at http://homestore.com/investorrelations to view quarterly reports as filed with the Securities and Exchange Commission on Form 10-Q. Homestore’s Form 10-Q for the quarter ended March 31, 2003 is expected to be filed with the Securities and Exchange Commission on or before May 15, 2003.

(FOURTH QUARTER AND FULL YEAR 2002 FINANCIAL STATEMENT TABLES FOLLOW)

HOMESTORE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended

	March 31,	December 31,
	2003	2002	March 31, 2002

Revenue	$51,915	$55,410	$63,167
Related party revenue	2,942	5,414	10,949

Total revenue	54,857	60,824	74,116
Cost of revenue	15,324	16,935	22,200

Gross profit	39,533	43,889	51,916

Operating expenses:
Sales and marketing	26,924	34,672	47,877
Product and website development	5,441	6,087	8,164
General and administrative	17,397	19,917	25,140
Amortization of intangible assets	7,590	9,386	9,363
Impairment of long-lived assets	—	7,335	—
Acquisition and restructuring charges	—	—	1,801

Total operating expenses	57,352	77,397	92,345

Loss from operations	(17,819)	(33,508)	(40,429)
Interest income (expense), net	(38)	389	539
Gain on settlement of distribution agreement	104,071	—	—
Other income (expense), net	761	(4,500)	4,235

Income (loss) from continuing operations	86,975	(37,619)	(35,655)
Gain on disposition of discontinued operations	229	1,029	—
Income from discontinued operations	—	—	846

Net income (loss)	$87,204	$(36,590)	$(34,809)

Basic earnings (loss) per share Continuing operations	$.74	$(.32)	$(.30)

Discontinued operations	$.00	$.01	$.01

Net income (loss)	$.74	$(.31)	$(.29)

Diluted earnings (loss) per share Continuing operations	$.72	$(.32)	$(.30)

Discontinued operations	$.00	$.01	$.01

Net income (loss)	$.72	$(.31)	$(.29)

Shares used to calculate basic and diluted per share amounts
Basic	118,151	118,096	117,565

Diluted	120,414	118,096	117,565

HOMESTORE, INC.

IMPACT OF NON-CASH AND NON-RECURRING EXPENSES ON LOSS FROM OPERATIONS
(in thousands)
(unaudited)

	Three Months Ended

	March 31,	December 31,
	2003	2002	March 31, 2002

Loss from operations	$(17,819)	$(33,508)	$(40,429)
Plus:
Stock-based charges	2,844	13,035	22,487
Amortization	7,590	9,386	9,363
Depreciation	3,248	3,372	2,728
Acquisition and restructuring	—	—	1,801
Impairment of long lived assets	—	7,335	—

Loss from operations excluding non-cash and non-recurring expenses	$(4,137)	$(380)	$(4,050)

SEGMENT OPERATING RESULTS
(in thousands)
(unaudited)

	Three Months Ended

	March 31,	December 31,	March 31,
	2003	2002	2002

Revenue:
Media services	$35,967	$37,915	$46,985
Software	6,866	9,966	12,121
Print	12,024	12,943	15,010

Total revenue	54,857	60,824	74,116

Operating income (loss)
Media services	2,983	9,562	4,194
Software	(1,846)	(2,374)	(215)
Print	(489)	56	231
Unallocated	(18,467)	(40,752)	(44,639)

Loss from operations	$(17,819)	$(33,508)	$(40,429)

HOMESTORE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Three Months Ended
	March 31,

	2003	2002

Cash flows from continuing operating activities:
Income (loss) from continuing operations	$86,975	$(35,655)
Adjustments to reconcile net loss to net cash used in continuing operating activities:
Depreciation	3,248	2,728
Amortization of intangible assets	7,590	9,363
Accretion of distribution obligation	—	3,704
Provision for doubtful accounts	340	3,210
Acquisition and restructuring charges	—	260
Stock-based charges	2,844	22,487
Gain on settlement of distribution agreement	(104,071)	—
Other non-cash items	(75)	3,338
Changes in operating assets and liabilities, net of acquisitions and discontinued operations:
Accounts receivable	4,118	(4,940)
Prepaid distribution expense	5,324	1,521
Restricted cash	90,000	—
Other assets	(1,165)	2,009
Accounts payable and accrued expenses	(7,395)	(28,519)
Accrued distribution agreement	(101,170)	—
Deferred revenue	6,738	5,535
Deferred revenue from related parties	(2,942)	(12,487)

Net cash used in continuing operating activities	(9,641)	(27,446)

Cash flows from investing activities:
Purchases of property and equipment	(2,490)	(256)
Proceeds from sale of marketable equity securities	—	1,737
Proceeds from sale of assets	1,320	—
Maturities of short-term investments	—	14,394

Net cash provided by (used in) investing activities	(1,170)	15,875

Cash flows from financing activities:
Proceeds from payment of stockholders’ notes	—	3,346
Proceeds from exercise of stock options, warrants and shares issuances under employee stock purchase plan	232	55

Net cash provided by financing activities	232	3,401

Net cash used in continuing activities	(10,579)	(8,170)
Net cash provided by discontinued operations	150	4,114

Change in cash and cash equivalents	(10,429)	(4,056)
Cash and cash equivalents, beginning of period	80,463	38,272

Cash and cash equivalents, end of period	$70,034	$34,216

HOMESTORE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	March 31,	December 31,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$70,034	$80,463
Restricted cash	—	90,000
Accounts receivable, net	16,402	25,945
Current portion of prepaid distribution expense	22,001	21,863
Other current assets	15,233	12,739

Total current assets	123,670	231,010
Prepaid distribution expense, net of current portion	7,689	13,150
Property and equipment, net	25,289	25,933
Goodwill, net	21,762	23,258
Intangible assets, net	65,182	72,771
Other assets	13,207	13,086

Total assets	$256,799	$379,208

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,873	$3,419
Accrued expenses	47,901	59,732
Accrued distribution obligation	15,006	211,973
Deferred revenue	36,362	29,625
Deferred revenue from related parties	5,280	7,024

Total current liabilities	109,422	311,773
Distribution obligation, net of current portion	3,391	7,500
Deferred revenue from related parties	5,312	6,510
Other non-current liabilities	11,053	14,695

Total liabilities	129,178	340,478
Stockholders’ equity:
Convertible preferred stock	—	—
Common stock	119	118
Additional paid-in capital	1,991,171	1,990,755
Treasury stock	(18,886)	(18,567)
Notes receivable from stockholders	(61)	(106)
Deferred stock-based charges	(919)	(2,246)
Accumulated other comprehensive loss	(207)	(424)
Accumulated deficit	(1,843,596)	(1,930,800)

Total stockholders’ equity	127,621	38,730

Total liabilities and stockholders’ equity	$256,799	$379,208

About Homestore Inc.

     Homestore Inc. (NASDAQ SCM: HOMS) is the real estate industry’s leading media and technology supplier. The company operates the No. 1 network of home and real estate Web sites including flagship site Realtor.com®, the official Web site of the National Association of Realtors®; HomeBuilder.com™, the official new homes site of the National Association of Home Builders; Homestore.com® Apartments & Rentals; and Homestore.com®, a home information resource. Homestore’s print businesses are Homestore® Plans & Publications and Welcome Wagon®. Homestore’s professional software divisions include Computers for Tracts™, Top Producer® Systems and WyldFyre™ Technologies. For more information: http://homestore.com/corporateinfo.

Caution Regarding Forward Looking Statements

     This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Homestore’s future operating income. These forward-looking statements are subject to material risks and uncertainties, and investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts: Linda Press PondelWilkinson MS&L 323.866.6039 lpress@pondel.com	Rob Whetstone PondelWilkinson MS&L 323.866.6050 rwhetstone@pondel.com